# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DIGI INTERNATIONAL INC, CIK 0000854775
CUSIP: 253798102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9350 EXCELSIOR BLVD., SUITE 700, HOPKINS, Minnesota (MN), 55343
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-23-004076
Filed by CIK 0001163744

## Reporting persons
- Conestoga Capital Advisors: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,955,793; shared voting power 0; sole dispositive power 3,166,083; shared dispositive power 0; aggregate amount beneficially owned 3,166,083 (8.5% of the class)
- CONESTOGA FUNDS: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 2,016,279; shared voting power 0; sole dispositive power 2,016,279; shared dispositive power 0; aggregate amount beneficially owned 2,016,279 (5.42% of the class)

## Item 1. Issuer
Name of issuer: DIGI INTERNATIONAL INC
Address of issuer's principal executive offices:
9350 EXCELSIOR BLVD., SUITE 700, HOPKINS, MINNESOTA
55343

## Item 2. Person Filing
Name of person filing:
Conestoga Capital Advisors

CONESTOGA FUNDS
Address of principal business office or, if none, residence:
550 E. SWEDESFORD ROAD
SUITE 120
WAYNE, Pennsylvania
19087
Citizenship:
Conestoga Capital Advisors - DELAWARE

CONESTOGA FUNDS - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Conestoga Capital Advisors - 3,166,083

CONESTOGA FUNDS - 2,016,279
Percent of class: 8.50
Sole power to vote or to direct the vote:
Conestoga Capital Advisors - 2,955,793

CONESTOGA FUNDS - 2,016,279
Shared power to vote or to direct the vote:
Conestoga Capital Advisors - 0

CONESTOGA FUNDS - 0
Sole power to dispose or to direct the disposition:
Conestoga Capital Advisors - 3,166,083

CONESTOGA FUNDS - 2,016,279
Shared power to dispose or to direct the disposition:
Conestoga Capital Advisors - 0

CONESTOGA FUNDS - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Conestoga Capital Advisors: Duane R. D'Orazio, Managing Partner (01/08/2026)
- CONESTOGA FUNDS: Duane R. D'Orazio, Managing Partner (01/08/2026)